Colorado Office 10758 W. Centennial Rd., Ste. 200 Littleton, CO 80127 Tel: (866) 981-4588 Fax: (720) 981-5643	Wyoming Office 5880 Enterprise Dr., Ste. 200 Casper, WY 82609 Tel: (307) 265-2373 Fax: (307) 265-2801

September 4, 2014

VIA EDGAR

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	UR-Energy, Inc. (the “Company”)

Registration Statement on Form S-3

Filed August 19, 2014

File No. 333-198232

Dear Mr. Reynolds:

The Company is in receipt of the comment letter dated September 3, 2014 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). In connection therewith, the Company has amended the Registration Statement (the “Amended Registration Statement”) in response to the Comment Letter.

The Company submits this letter in response to the Comment Letter. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Incorporation of Certain Information by Reference, page 5

1.	Please revise to incorporate by reference your Form 10-Q for the period ended March 31, 2014 and filed on April 30, 2014. See Item 12(a)(2) of Form S-3.

Response: The Company has revised the disclosure as requested. Please see page 5 of the Amended Registration Statement.

Signatures, page 49

2.	Please revise to include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures of Form S-3.

Response: The Company has revised as requested. Please see the signature page to the Amended Registration Statement.

TSX: URE | NYSE MKT: URG

www.ur-energy.com

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested. Should you have additional questions or comments, please contact the undersigned at (303) 269-7705 or penne.goplerud@ur-energy.com.

Sincerely,

/s/ Penne A. Goplerud

Penne A. Goplerud
General Counsel and Corporate Secretary

cc:	Ronald E. Alper, U.S. Securities and Exchange Commission James Lopez, U.S. Securities and Exchange Commission Brian Boonstra, Davis Graham & Stubbs LLP

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